UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30975 / March 7, 2014

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In the Matter of   :
                                                                    :
EMERGING GLOBAL ADVISORS, LLC   :
EGA EMERGING GLOBAL SHARES TRUST   :
155 W 19th Street, 3rd Floor   :
New York, New York 10011   :
                                                                    :
ALPS DISTRIBUTORS, INC.   :
1290 Broadway   :
Suite 1100   :
Denver, CO 80203   :
                                                                    :
(812-14205)   :
_____:

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

Emerging Global Advisors, LLC, EGA Emerging Global Shares Trust and ALPS Distributors,
Inc. filed an application on August 29, 2013, and amendments to the application on November
21, 2013 and February 7, 2014, requesting an order under section 6(c) of the Investment
Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e)
of the Act and rule 22c-1 under the Act, under section 12(d)(1)(J) of the Act for an exemption
from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under sections 6(c) and 17(b) of the
Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

The order permits: (a) series of certain open-end management investment companies to issue
shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary
market transactions in Shares to occur at negotiated market prices rather than at net asset value;
(c) certain series to pay redemption proceeds, under certain circumstances, more than seven days
after the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit
securities into, and receive securities from, the series in connection with the purchase and
redemption of Creation Units; and (e) certain registered management investment companies and
unit investment trusts outside of the same group of investment companies as the series to acquire
Shares. The order would supersede a prior order.[1]

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[1] Applicants previously received an order of exemption from the Commission with respect to the offering of indexed
based funds. *See,* Investment Company Act Rel. Nos. 30184 (Aug. 28, 2012) (notice) and 30212 (Sep. 25, 2012)
(order).

On February 10, 2014, a notice of the filing of the application was issued (Investment Company Act Release No. 30910). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Emerging Global Advisors, LLC, et al. (File No. 812-14205),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary